ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
28 May to 7 July 2014

National Grid plc (“NG”)

Monday 7 July 2014

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 37,647 NG ordinary shares, on 7 July, under the scheme was confirmed by the Trustee today, at a price of 856.3855 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	18 Ordinary Shares

Andrew Bonfield	14 Ordinary Shares

John Pettigrew	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,209,313 Ordinary Shares

Andrew Bonfield	995,356 Ordinary Shares

John Pettigrew	343,831 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

1 July 2014

National Grid plc (National Grid)

Notification of Directors’ Interests

Performance Share Plan-2010 Award Release

Today, the Trustee of the National Grid Employee Share Trust (UBS Trustees (Jersey) Limited) confirmed that the 2010 awards made to certain Executive Directors under the National Grid Performance Share Plan were released following completion of the one year retention period on 29 June 2014, in accordance with the plan rules. The number of Shares/ADSs disclosed below that have been transferred to participants by the Trustee are net of Shares/ADSs sold to cover statutory deductions and associated costs.

Director	Number of Shares/ADSs

Steve Holliday	153,835 Shares

Nick Winser	83,127 Shares

John Pettigrew	25,682 Shares

Tom King	25,134 ADSs

The total share/ADS interests of the above Directors, following these changes, are:

Director	Number of Shares/ADSs

Steve Holliday	2,209,295 Shares

Nick Winser	1,067,064 Shares

John Pettigrew	343,813 Shares

Tom King	260,889 ADSs

Contact: Robin Kerner, Assistant Secretary (020 7004 3223)

1 July 2014

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 June 2014 consisted of 3,854,339,684 ordinary shares, of which 116,014,150 were held as treasury shares; leaving a balance of 3,738,325,534 shares with voting rights.

The figure of 3,738,325,534 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

18 June 2014

National Grid plc (National Grid)

Notification of Directors’ Interests

National Grid Deferred Share Plan- 2014 Award

Yesterday (17 June 2014), National Grid received notification from UBS Trustees (Jersey) Limited, as Trustee of the trust operating in conjunction with the National Grid Deferred Share Plan (“DSP”), that the following Executive Directors were granted an award of Ordinary shares in National Grid (the ‘Shares’) or American Depositary Shares (ADSs) under the DSP on Tuesday 17 June 2014, calculated by reference to a share price of 839.22p or an ADS price of $73.415. The awards will vest on the third anniversary of the date of grant (June 2017). The Shares and ADSs will be transferred to participants net of deductions as soon as practicable thereafter.

Awards to the Executive Directors are as follows:

Director	Number of Shares/ADSs

Tom King	6,566 ADSs

Steve Holliday	69,653 Shares

Andrew Bonfield	47,048 Shares

Nick Winser	41,924 Shares

John Pettigrew	14,350 Shares

DSP-2011 Award Release

Yesterday, National Grid received notification from UBS Trustees (Jersey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’), confirming that the 2011 awards made to Executive Directors under the DSP were released on 16 June 2014 being the third anniversary) of the date of the awards in accordance with the plan rules. The number of shares disclosed below that have been transferred to participants by the Trustee are net of shares sold to cover statutory deductions and associated costs.

The Shares and ADSs released to Executive Directors are as follows:

Director	Number of Shares/ADSs

Tom King	8,024 ADSs

Steve Holliday	51,137 Shares

Andrew Bonfield	15,328 Shares

Nick Winser	25,397 Shares

John Pettigrew	7,647 Shares

The total share interests of the above directors, following these changes, are:

Director	Number of Shares/ADSs

Tom King	282,311 ADSs

Steve Holliday	2,348,340 Shares

Andrew Bonfield	995,342 Shares

Nick Winser	1,142,199 Shares

John Pettigrew	367,027 Shares

Contact: R Kerner,
Assistant Secretary
(0207 004 3223)

National Grid plc (“NG”)

Tuesday 10 June 2014

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 36,672 NG ordinary shares, on 9 June, under the scheme was confirmed by the Trustee today, at a price of 843.8532 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares

Andrew Bonfield	15 Ordinary Shares

John Pettigrew	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,324,909 Ordinary Shares

Andrew Bonfield	962,150 Ordinary Shares

John Pettigrew	359,590 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

9 June 2014

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from The Capital Group Companies, Inc. that its total interest in National Grid voting ordinary shares was, at 5 June 2014, at 10.9788%, a total of 410,044,171 shares (previously notified at 8 January 2014, at 11.103%, a total of 414,173,676 shares).

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

Alice Morgan
Assistant Company Secretary
0207 004 3228

5 June 2014

National Grid plc

Publication of Annual Report and Accounts and Notice of AGM 2014
-	Amendment to Financial Timetable

Further to the announcement made earlier today regarding the publication of the Annual Report and Accounts and Notice of AGM 2014, the Financial Timetable included within that announcement and has been amended. The below revised Financial Timetable also supersedes that provided in the Annual Report and Accounts 2013/14 published today.

The ex-dividend date quoted of 19 November 2014 for the interim dividend 2014/15 will be changed to 20 November 2014 to take account of the shortened dividend timetable following the implementation of T+2 settlement from 6 October 2014. This therefore also changes the scrip reference price announcement date, from 26 November to 27 November, as this is connected to the ex-dividend date.

National Grid’s Financial Timetable for the remainder of the 2013/14 financial year and for 2014/15 will therefore be as follows:

6 June 2014	Record date for 2013/14 final dividend

11 June 2014	Scrip reference price announced

27 June 2014	Scrip election date for 2013/14 final dividend

28 July 2014	Interim management statement and Annual General Meeting, ICC, Birmingham

20 August 2014	2013/14 final dividend paid to qualifying shareholders

7 November 2014	2014/15 half year results

20 November 2014	Ordinary shares go ex-dividend

21 November 2014	Record date for 2014/15 interim dividend

27 November 2014	Scrip reference price announced

5 December 2014	Scrip election date for 2014/15 interim dividend

7 January 2015	2014/15 interim dividend paid to qualifying shareholders

January/February 2015	Interim management statement

May 2015	2014/15 preliminary results

Contact: Alice Morgan (020 7004 3228)

2 June 2014

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 May 2014 consisted of 3,854,339,684 ordinary shares, of which 119,457,728 were held as treasury shares; leaving a balance of 3,734,881,956 shares with voting rights.

The figure of 3,734,881,956 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

28 May 2014

National Grid plc (‘National Grid’)

Director’s Other Appointment

In accordance with Listing Rule 9.6.14(2), National Grid notes that with effect from 22 May 2014, Maria Richter was appointed as an independent member of the Board of Directors of Rexel, listed on the Eurolist market of Euronext Paris.

Contact

Alice Morgan
Assistant Company Secretary

0207 004 3228